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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________March 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.

News Release - March 11, 2008.

2.

Material Change Report – March 11, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PEDIMENT ANNOUNCES PROPERTY ACQUISITION IN MEXICO

Vancouver, BC – March 11, 2008, Pediment Exploration Ltd. (TSXV: PEZ) (“Pediment” or the “Company”) announces that it has entered into an agreement with arm’s length parties pursuant to which it will acquire five mining-exploration concessions located in the State of Baja California Sur, Mexico, comprising approximately 1,790 hectares.  The cost of acquisition would be a cash payment of C$11,250 and 25,000 common shares of the Company.  Company management is of the view that this acquisition will compliment the Company’s exploration program presently underway at its wholly owned San Antonio gold project in Baja California Sur.  This acquisition is subject to the acceptance of the TSX Venture Exchange.

Two of these concessions, Triunfo Este Fr. 1 and 2, are located south of the Company’s Las Colinas historic gold resource, while two others, Triunfo Oeste Fr. 1 and 2, are located within the historic Triunfo silver-gold mining district located westerly of the main focus of Pediment gold exploration in the San Antonio project.  The Company plans, upon completing required approvals, to immediately incorporate the contiguous concessions in the San Antonio project’s on-going program of reconnaissance geophysical and geochemical surveying.  The expansion drill testing at San Antonio continues.

The Company also notes that it is in the advanced stages of evaluating the existing database of the La Colorada gold-silver project outside of Hermosillo, Sonora State, Mexico, and expects to further outline its plans for this project during the second quarter of this year.

Pediment Exploration Ltd. is a Canadian gold exploration company listed on the TSX Venture exchange under the ticker symbol “PEZ”, on the Frankfurt Exchange under ticker “P5E”, and on the OTC Bulletin Board under ticker “PEZFF”.

For additional information please contact Michael Rapsch at (604) 682-4418.

On behalf of the board of Pediment Exploration Ltd.

Gary Freeman, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the acquisition location, and future plans of the newly acquired concessions. Such statements include, without limitation, statements regarding future exploration activities by the Company and business plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

March 11, 2008

Item 3

News Release

The news release was disseminated on March 11, 2008 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces that it has entered into an agreement with arm’s length parties pursuant to which it will acquire five mining-exploration concessions located in the State of Baja California Sur, Mexico.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company has entered into an agreement with arm’s length parties pursuant to which it will acquire five mining-exploration concessions located in the State of Baja California Sur, Mexico, comprising approximately 1,790 hectares.  The cost of acquisition would be a cash payment of C$11,250 and 25,000 common shares of the Company.  Company management is of the view that this acquisition will compliment the Company’s exploration program presently underway at its wholly owned San Antonio gold project in Baja California Sur.  This acquisition is subject to the acceptance of the TSX Venture Exchange.

Two of these concessions, Triunfo Este Fr. 1 and 2, are located south of the Company’s Las Colinas historic gold resource, while two others, Triunfo Oeste Fr. 1 and 2, are located within the historic Triunfo silver-gold mining district located westerly of the main focus of Pediment gold exploration in the San Antonio project.  The Company plans, upon completing required approvals, to immediately incorporate the contiguous concessions in the San Antonio project’s on-going program of reconnaissance geophysical and geochemical surveying.  The expansion drill testing at San Antonio continues.

The Company also notes that it is in the advanced stages of evaluating the existing database of the La Colorada gold-silver project outside of Hermosillo, Sonora State, Mexico, and expects to further outline its plans for this project during the second quarter of this year.

Pediment Exploration Ltd. is a Canadian gold exploration company listed on the TSX Venture exchange under the ticker symbol “PEZ”, on the Frankfurt Exchange under ticker “P5E”, and on the OTC Bulletin Board under ticker “PEZFF”.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the acquisition location, and future plans of the newly acquired concessions. Such statements include, without limitation, statements regarding future exploration activities by the Company and business plans. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

March 11, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 0-52509

(Registrant)

Date: March 13, 2008         By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director